SEC  SSION

05044390

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FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66602

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 AND ENDING 06/30/05
MM/DD/YYY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Docent Financial Services, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Apple Hill Drive, Suite 316
(No. and Street)

Natick	MA	01760
(City)	(State)	(Zip Code)

RECEIVED SEP 2 3 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth B. Phillips 508-652-0085
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Liberfarb, P.C.
(Name – if individual, state first, last, middle name)

11 Vanderbilt Avenue	Norwood	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

PROCESSED
OCT 04 2005
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, Kenneth B. Phillips ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Docent Financial Services, Corp. , as of June 30 , 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

President

Title

Notary Public



JUDITH A. HELMUTH
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 3, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOCENT FINANCIAL SERVICES, CORP.

FINANCIAL STATEMENTS

JUNE 30, 2005

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
Docent Financial Services, Corp.
Natick, MA

We have audited the accompanying statement of financial condition of Docent Financial Services, Corp. as of June 30, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Docent Financial Services, Corp. as of June 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


Larry D. Liberfarb, P.C.

Norwood, Massachusetts
July 21, 2005

DOCENT FINANCIAL SERVICES, CORP.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

ASSETS

Cash	$	28,023
Deferred tax assets		5,200
Other assets		300
	$	33,523

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	3,956
Stockholders' equity:		
Common stock, no par value, 1,500 shares authorized, 200 shares issued and outstanding		46,000
Retained earnings		(16,433)
Total stockholders' equity		29,567
	$	33,523

The accompanying notes are an integral part of these financial statements.

DOCENT FINANCUAL SERVICES, CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2005

Revenues:	
None	$ -
Expenses:	
Employee compensation and benefits	-
Communications and data processing	-
Occupancy	3,000
Other expenses	18,084
	21,084
Loss before income taxes	(21,084)
Income taxes (benefit)	4,744
Net loss	$ (16,340)

The accompanying notes are an integral part of these financial statements.

DOCENT FINANCIAL SERVICES, CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2005

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, July 1, 2004	$ 7,000	$ (93)	$ 6,907
Net loss		(16,340)	(16,340)
Proceeds from issuance of stock	39,000		39,000
Balance, June 30, 2005	$ 46,000	$ (16,433)	$ 29,567

The accompanying notes are an integral part of these financial statements.

DOCENT FINANCIAL SERVICES, CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2005

Cash flows from operating activities:	
Net loss	$ (16,340)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in Deferred tax assets	(5,200)
Increase in Other assets	(300)
Increase in Accounts payable, accrued expenses	3,956
Total adjustments	(1,544)
Net cash used for operating activities	(17,884)
Cash flows from investing activities	
None	-
Cash flows from financing activities	
Proceeds from issuance of common stock	39,000
Increase in cash	21,116
Cash at July 1, 2004	6,907
Cash at June 30, 2005	$ 28,023

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

DOCENT FINANCIAL SERVICES, CORP.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and for net operating loss and tax credit carryforwards measured by enacted tax rates for years in which taxes are expected to be paid or recovered.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2005 the Company had a net capital of $24,067, which was $19,067 in excess of its required net capital of $5,000. The Company's net capital ratio was .16 to 1.

NOTE 3 - LONG TERM LEASES

Office

The Company conducts its operations from offices that are leased for $600 per month. The lease can be terminated by the Company with sixty days notice. Rent expense for the year ended June 30, 2005 was $3,000.

DOCENT FINANCIAL SERVICES, CORP.
NOTES TO FINANCIAL STATEMENTS, CONTINUED
JUNE 30, 2005

NOTE 4 - INCOME TAXES

Deferred income taxes are provided for temporary differences existing in the recognition of income and expenses for tax and financial statement purposes.

Income tax expense (benefit) consisted of the following:

Taxes currently payable:	
State	$ 456
Deferred tax benefit:	
Federal	(3,100)
State	(2,100)
Total	(5,200)
Income tax expense (benefit)	$ (4,744)

DOCENT FINANCIAL SERVICES, CORP.

SUPPLEMENTARY SCHEDULES

JUNE 30, 2005

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission

To the Board of Directors of
Docent Financial Services, Corp.
Natick, MA

We have audited the accompanying financial statements of Docent Financial Services, Corp. for the year ended June 30, 2005, and have issued our report thereon dated July 21, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Norwood, Massachusetts
July 21, 2005

SCHEDULE I

DOCENT FINANCIAL SERVICES, CORP.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1
JUNE 30, 2005

Aggregate Indebtedness:		
Accounts payable, accrued expenses	$ 3,956	
Total Aggregate Indebtedness	$ 3,956	
Net Capital		
Common stock		$ 46,000
Retained earnings		(16,433)
		$ 29,567
Adjustments To Net Capital		
Deferred tax assets		(5,200)
Other assets		(300)
Net Capital, as defined		$ 24,067
Net Capital Requirement		5,000
Net Capital		$ 19,067
Ratio Of Aggregate Indebtedness To Net Capital		16.44%

Reconciliation with Company's computation of net capital

Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 28,023
Net audit adjustments	1,544
Increase in non-allowables and haircuts	(5,500)
Net Capital per above	$ 24,067

SCHEDULE II

DOCENT FINANCIAL SERVICES, CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2005

Docent Financial Services, Corp. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
Docent Financial Services, Corp.

In planning and performing our audit of the financial statements of Docent Financial Services, Corp. (the Company), for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g). Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Larry D. Liberfarb, P.C.
Norwood, Massachusetts
July 21, 2005